September 10, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation.
Registration Statement on Form S-1
Amendment no. 9 filed August 29, 2008
File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Following are Mach One’s responses to your comments. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to
Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

Consolidated Balance Sheets, page 33

1. Please explain to us and in Management’s Discussion and Analysis why accounts receivable as a percentage of sales increased so significantly from June 30, 2007 to June 30, 2008. Added into MD&A: Accounts receivable as a percentage of sales increased from $5,580 against $54,614 in sales for the period ending June 30, 2007 to $46,750 against $82,427 in sales for the period ending June 30, 2008. This increase was due to the sale of product and subsequent invoicing of product late in the period ending June 30, 2008, therefore reflecting a higher accounts receivable balance relative to the prior year when sale and invoicing of product did not occur late in the period.

Consolidated Statements of Operations, page 34

2. Please refer to your response to comment three. It is not clear why you did not reclassify the expense from amortization expense to depreciation expense for the June 30, 2007 financial statements since the equipment is included on the balance sheet as of June 30, 2007. Please revise. Revised.

3. Please include depreciation and amortization expense within loss from operations. Revise throughout the document for consistency. Included within loss from operations and revised throughout document.

Note 5 - Notes Payable, page 43

4. Please refer to your response to comment four. We believe the additional information you provided would be useful to investors in order to explain the portion of the note payable balance that has been classified as current. Therefore, please revise your disclosure to include the payment terms of the note. In addition, please revise the amount by which current liabilities exceeded current assets disclosed on page 26. Revised to include in disclosure. Also revised the amount by which current liabilities exceeds current assets throughout the document.

Notes to the financial statements for the year ended December 31, 2007 and 2006

5. We noted several inconsistencies in the notes to the financial statements that begin on page 49 with the notes to the financial statements presented beginning on page 38. The notes beginning on page 49 to not incorporate several of our comments that were previously issued and resolved. Please delete any duplicative notes in the second set of notes to the financial statements and combine any additional notes, such as property, plant, and equipment into the notes to the financial statements beginning on page 38 so there is only one set of notes to the financial statements. Deleted duplicative notes and combined additional notes into financial statements.

Note 2- Property, Plant, and Equipment, page 52

6. Please revise the footnote so that the ending balance agrees with the balance on the balance sheet. You previously stated in correspondence with us that the purchase agreement was a prepayment and you have designated it as a prepayment at December 31, 2006 on the balance sheet. Please clarify to us why you now have included it in property, plant, and equipment in this footnote. Clarify in the filing your rationale for your accounting treatment of the payment as your discussions on page 3 and 26 are not clear as to the basis for the prepayment designation. Corrected in footnote. Was included in 2006 property, plant, and equipment by mistake. Added to disclosure in discussions: The $250,000 was paid as $50,000 at time of contract execution in November 2005, a $75,000 payment in March 2006 and a final $125,000 payment in November 2006 that was extended to March 2007 by BioQual. As we took delivery of the equipment after the first payment but prior to the second, we designated the total consideration of $250,000 as a prepayment to the purchase agreement as title to the equipment would not transfer until the final payment was made. Once the final payment was made in March 2007, we transferred the equipment into property, plant, and equipment.

Note 11 Going-Concern Uncertainty, page 57

7. Please refer to your response to comment one and your revised disclosures. Please revise your reference to operating losses to reference consolidated net losses similar to the revision you made to Note 11 on page 47. Combined Note 11 from page 57 into Note 11 to the financial statements beginning on page 32.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 9:00 a.m. the morning of September 12, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer